UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              AMBANC HOLDING CO., INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   02316110-2
                                 (CUSIP Number)

                                Seymour Holtzman
                             c/o Jewelcor Companies
                           100 N. Wilkes-Barre Blvd.
                        Wilkes-Barre, Pennsylvania 18702
                                (717) 822-6277
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                              NOVEMBER 19, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) or (4), check the following box.

 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of  pages
Index to Exhibits on Page

                                  SCHEDULE 13D

CUSIP No. 02316110-2                                      Page 2 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Seymour Holtzman

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

               7     SOLE VOTING POWER
                          - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                    3,467
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                          3,467

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,467 SEE ITEM 5

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .063%

14      TYPE OF REPORTING PERSON*

        IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

CUSIP No. 02316110-2                                      Page 3 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Evelyn Holtzman

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

               7     SOLE VOTING POWER
                          - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                    - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                          - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        - 0 -  SEE ITEM 5

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14      TYPE OF REPORTING PERSON*

        IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                                  SCHEDULE 13D

CUSIP No. 02316110-2                                    Page 4 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Allison Holtzman Garcia

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

               7     SOLE VOTING POWER
                         1,535
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     1,535
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,535

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .028%

14      TYPE OF REPORTING PERSON*

        IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                                  SCHEDULE 13D

CUSIP No. 02316110-2                                   Page 5 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Custodial Account f/b/o Allison Holtzman Garcia

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)
                                                                 (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

               7     SOLE VOTING POWER
                         1,374
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     1,374
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,374

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .025%

14      TYPE OF REPORTING PERSON*

        OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                                  SCHEDULE 13D

CUSIP No. 02316110-2                               Page 6 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Trust f/b/o Steven Holtzman

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)
                                                                  (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

               7     SOLE VOTING POWER
                           160
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      160
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                        - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        160

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .003%

14      TYPE OF REPORTING PERSON*

        OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                                  SCHEDULE 13D

CUSIP No. 02316110-2                                     Page 7 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Custodial Account  f/b/o Olivia Garcia

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)
                                                                (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

               7     SOLE VOTING POWER
                          160
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      160
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        160

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .003%

14      TYPE OF REPORTING PERSON*

        OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                                  SCHEDULE 13D

CUSIP No. 02316110-2                                     Page 8 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Custodial Account f/b/o Chelsea Holtzman

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                               (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

               7     SOLE VOTING POWER
                         535
NUMBER OF      8     SHARED VOTING POWER
SHARES                  - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     535
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                        - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        535

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .01%

14      TYPE OF REPORTING PERSON*

        OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                                  SCHEDULE 13D

CUSIP No. 02316110-2                                      Page 9 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        "Jewelcor Management, Inc."
        Federal Identifiction No.  23-2331228

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        See Item 3

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S. Nevada

               7     SOLE VOTING POWER
                          300,440
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      300,440
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        300,440

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%

14      TYPE OF REPORTING PERSON*

        CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                                  SCHEDULE 13D

CUSIP No. 02316110-2                                      Page 10 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        S.H. Holdings, Inc.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        See Item 3

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S. Delaware

               7     SOLE VOTING POWER
                         - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        - 0 -  SEE ITEM 5

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14      TYPE OF REPORTING PERSON*

        CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                                 SCHEDULE 13D

CUSIP No. 02316110-2                                      Page 11 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Jewelcor Inc.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        See Item 3

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S. Pennsylvania

               7     SOLE VOTING POWER
                         - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        - 0 -  SEE ITEM 5

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14      TYPE OF REPORTING PERSON*

        CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

Item 1. Security and Issuer.

     This Statement on Schedule 13D ("Schedule 13D") relates to the common stock (the "Common Stock") of Ambanc Holding Co., Inc. ("Ambanc"). Ambanc's principal executive offices are located at 11 Division Street, Amsterdam, NY 12010.

Item 2. Identity and Background.

     This Statement is being filed jointly on behalf of Seymour Holtzman ("Mr. Holtzman"), Evelyn Holtzman, Mr. Holtzman's wife ("Mrs. Holtzman"), Allison Holtzman Garcia, Mr. Holtzman's daughter ("A H Garcia"), the Custodial Account for the benefit of Allison Holtzman Garcia ("AHG Custodial Account"), the Trust Account for the benefit of Steven Holtzman, Mr. Holtzman's son ("S Trust"), the Custodial Account for the benefit of Olivia Garcia, Mr. Holtzman's granddaughter ("O Custodial Account"), the Custodial Account for the benefit of Chelsea Holtzman, Mr. Holtzman's other granddaughter ("C Custodial Account"), Jewelcor, Inc., a Pennsylvania Corporation, S.H. Holdings, Inc., a Delaware Corporation, and Jewelcor Management, Inc., a Nevada Corporation("JMI"), (each, individually, a "Reporting Person" and collectively, the "Reporting Persons").

     Mr. Holtzman's present principal occupation is Chairman of the Board and Chief Executive Officer of the Jewelcor Companies, including Jewelcor Management, Inc.

    Mr. Holtzman is the custodian for the O Custodial Account. Mrs. Holtzman, is the custodian for the AHG Custodial Account and the C Custodial Account. Mrs. Holtzman is a homemaker and her address is Mizner Tower, 300 Southeast Fifth Avenue, Suite 8100A, Boca Raton, FL 33432.

     AH Garcia is a homemaker and her address is 2358 Northwest 23rd Road, Boca Raton, Florida 33434.

     The sole trustee of the S Trust is Theodore L. Krohn ("Mr. Krohn") who is Mr. Holtzman's brother-in-law. Mr. Krohn is an attorney who practices law as a sole practitioner. His principal business address is 400 Third Avenue, Kingston, Pennsylvania 18704.

     The principal business of JMI is investment and management services. The principal business of Jewelcor, Inc. is the rental of commercial real estate. S.H. Holdings, Inc. is a holding company.

     JMI is a wholly owned subsidiary of Jewelcor Inc., which is a wholly owned subsidiary of S.H. Holdings, Inc. (each, a "Company" and collectively, the "Companies"). Mr. Holtzman and Mrs. Holtzman own, as tenants by the entirety, a a controlling interest of S.H. Holdings, Inc. The executive offices of the Companies are located at 100 N. Wilkes-Barre Boulevard, Wilkes-Barre, PA 18702.

     Mr. Holtzman is the President and Chairman of the Board of Directors of each of the Companies. James Verano is the Vice President, the Treasurer and a Director of each of the Companies. Maria Sciandra is the Secretary and a Director of each of the Companies.

     During the five years immediately prior to the date hereof, none of the Reporting Persons nor, to their best knowledge, any of the other persons whose names are set forth in Schedule I, (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Each of the people set forth above are citizens of the United States.

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person shall have responsibility for the accuracy or completeness of information supplied by another Reporting Person.

Item 3. Source and Amount of Funds Or Other Consideration.

     On November 16, 1998, Ambanc completed its acquisition of Afsala Bancorp , Inc., a Delaware Corporation ("Afsala"), pursuant to the Reorganization and Merger Agreement, dated April 23, 1998 and amended as of June 26, 1998. Pursuant to the Agreement, Afsala was merged with and into Ambanc, with Ambanc as the surviving corporation (the "Merger"). Upon consummation of the Merger, each share of the common stock of Afsala converted into the right to receive
1.07 shares of the common stock of Ambanc.

     As a result of the Merger, the 250 shares of Afsala common stock held in Mr. Holtzman's IRA Account were converted into 267 shares of Ambanc common stock. See Exhibit B

     As a result of the Merger, the 500 shares of Afsala common stock held in AH Garcia's account with Bear Stearns Securities were converted into 535 shares of Ambanc common stock. See Exhibit B

     As a result of the Merger, the 350 shares of Afsala common stock held in the AHG Custodial Account were converted into 374 shares of Ambanc common stock. See Exhibit B

     As a result of the Merger, the 150 shares of Afsala common stock held by the S Trust were converted into 160 shares of Ambanc common stock.
See Exhibit B

     As a result of the Merger, the 150 shares of Afsala common stock held by the O Custodial Account were converted into 160 shares of Ambanc common stock. See Exhibit B

     As a result of the Merger, the 500 shares of Afsala common stock held in the C Custodial Account were converted into 535 shares of Ambanc common stock. See Exhibit B

     As a result of the Merger, the 132,000 shares of Afsala common stock held in JMI's margin account with Bear Stearns Securities were converted into 141,240 shares of Ambanc common stock. See Exhibit B

Item 4. Purpose of Transaction

     The Reporting Persons have, at this time, acquired their respective shares of the Common Stock of Ambanc for the purpose of investment. The Reporting Persons are each evaluating, and expect to continue to evaluate, their respective perceptions of the investment potential of the Common Stock and, depending on various factors including the results of such evaluation, Ambanc's business prospects and financial position, other developments concerning Ambanc, the price level of the Common Stock, available opportunities to acquire or dispose of the Common Stock or realize trading profits, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities and developments relating to their respective businesses, the Reporting Persons may in the future take such actions with respect to such holdings in Ambanc as each deems appropriate in light of the circumstances existing from time to time. Such actions may include the purchase of additional shares of Common Stock in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the Common Stock now owned or hereafter acquired.


Item 5. Interest in Securities of the Issuer.

     As of November 19, 1998, the Reporting Persons beneficially own an aggregate of 307,671 shares of Common Stock, constituting 5.6% of the outstanding shares of Common Stock of Ambanc (based upon the number of outstanding shares reported by Ambanc's Investors Relations Department on November 30, 1998).

     As of November 19, 1998, JMI beneficially owns an aggregate of 300,440 shares of Common Stock, constituting 5.5% of Ambanc's outstanding shares.

     The Reporting Persons are filing this Schedule 13D because such Reporting Persons may be deemed to be members of a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Each Reporting Person disclaims beneficial ownership of any Common Stock beneficially owned by any other Reporting Person. However, by virtue of Mr. and Mrs. Holtzman's ownership interest in S.H. Holdings, Inc. and the relationships between the Companies, Mr. Holtzman, Mrs. Holtzman, S.H. Holdings, Inc., and/or Jewelcor, Inc. may be deemed to be the beneficial owners of the securities held by JMI.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

        1. An Agreement relating to the filing of a joint statement as required under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

        2. A listing of the shares of Common Stock that were acquired by the Reporting Persons as a result of the Ambanc/Afsala Merger is filed herewith as Exhibit B.

                                   SIGNATURES


     After reasonable inquiry and to the best of their knowledge, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   December 1, 1998

                            /s/ Seymour Holtzman
                                Seymour Holtzman

                            /s/ Evelyn Holtzman
                                Evelyn Holtzman

                           /s/  Allison Holtzman Garcia
                                Allison Holtzman Garcia

                           Trust f/b/o Steven Holtzman

                           By: /s/ Theodore L. Krohn
                                   Theodore L. Krohn, Trustee

                           Custodial Account
                           f/b/o Olivia Garcia

                           By:  /s/ Seymour Holtzman
                                    Seymour Holtzman, Custodian

                           Custodial Account
                           f/b/o Allison Holtzman Garcia

                           By: /s/ Evelyn Holtzman
                                   Evelyn Holtzman, Custodian

                           Custodial Account
                           f/b/o Chelsea Holtzman

                           By: /s/ Evelyn Holtzman
                                   Evelyn Holtzman, Custodian

                           JEWELCOR MANAGEMENT, INC.

                           By: /s/ Seymour Holtzman
                           Name:   Seymour Holtzman
                           Title:  President

                           JEWELCOR INC.

                           By: /s/ Seymour Holtzman
                           Name: Seymour Holtzman
                           Title: President

                           S.H. HOLDINGS, INC.

                           By: /s/ Seymour Holtzman
                           Name: Seymour Holtzman
                           Title: President

                                                                  EXHIBIT A

                          JOINT FILING AGREEMENT


              The undersigned hereby agree that the statement on Schedule
13D with respect to the Common Stock of Ambanc Holding Co., Inc. dated December 1, 1998, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13D-1(K) under the Securities Exchange Act of 1934, as amended.

Dated as of:  December 1, 1998

                           /s/ Seymour Holtzman
                                Seymour Holtzman

                           /s/ Evelyn Holtzman
                                Evelyn Holtzman

                           /s/  Allison Holtzman Garcia
                                Allison Holtzman Garcia

                           Trust f/b/o Steven Holtzman

                           By: /s/ Theodore L. Krohn
                                   Theodore L. Krohn, Trustee

                           Custodial Account
                           f/b/o Olivia Garcia

                           By:  /s/ Seymour Holtzman
                                    Seymour Holtzman, Custodian

                           Custodial Account
                           f/b/o Allison Holtzman Garcia

                           By: /s/ Evelyn Holtzman
                                   Evelyn Holtzman, Custodian

                           Custodial Account
                           f/b/o Chelsea Holtzman

                           By: /s/ Evelyn Holtzman
                                   Evelyn Holtzman, Custodian

                           JEWELCOR MANAGEMENT, INC.

                           By: /s/ Seymour Holtzman
                           Name:   Seymour Holtzman
                           Title:  President

                           JEWELCOR INC.

                           By: /s/ Seymour Holtzman
                           Name: Seymour Holtzman
                           Title: President

                           S.H. HOLDINGS, INC.

                           By: /s/ Seymour Holtzman
                           Name: Seymour Holtzman
                           Title: President

                                                            Exhibit B

               CONVERSION OF SHARES DUE TO AMBANC/AFSALA MERGER

DATE ACQUIRED       PERSON/                AMBANC SHARES      AMBANC SHARES
1998                ENTITY                BEFORE CONVERSION  AFTER CONVERSION
--------------      ---------             ----------------   ---------------

11/19              S. HOLTZMAN                    3,200            3,467
11/19              AH GARCIA                      1,000            1,535
11/19              AHG CUST. ACCT.                1,000            1,374
11/19              S TRUST                        - 0 -              160
11/19              O CUST. ACCT.                  - 0 -              160
11/19              C CUST. ACCT.                  - 0 -              535
11/19              JMI                          159,200          300,440
                                                --------       ------------
                                                164,400          307,671
